

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2017

Via E-mail
Jeffrey Karsh
Chief Executive Officer
1st stREIT Office Inc.
10990 Wilshire Boulevard, Suite 1060
Los Angeles, CA 90024

> **Re: 1st stREIT Office Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 30, 2017**
> **File No. 024-10716**

Dear Mr. Karsh:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Unaudited Pro Forma Condensed Financial Information, page F-2</u>

1.   We note your response to prior comment 2 and revised financial information. Please revise the unaudited pro forma condensed statement of income and unaudited pro forma condensed balance sheet to present all adjustments included therein under the pro forma adjustments column rather than presenting them in separate financial statement lines. When one financial statement line item is impacted by multiple adjustments, please separately present each of the adjustment amounts impacting the line item on the face of the pro forma financial statement or in the notes to the pro forma financial statements with a level of detail that would enable a reader to determine how the adjustment was calculated.

Exhibit 11.2 Consent of Independent Auditor

2.   Please revise the Consent of Independent Auditor to reference the correct audit report date of June 12, 2017 for the audits of the statements of revenues and certain expenses of Laumeier Properties for the years ended December 31, 2016 and 2015.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities